UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


13000100

FORM 1-A /A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933



Baserri
Outdoors

BASERRI OUTDOORS GROUP, INC.
(Exact name of registrant as specified in its charter)

State of Texas	**3480**	**46-1240820**
(State or Other Jurisdiction of Incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*I.R.S. Employer Identification Number*

116 Oak Drive
Friendswood, TX 77546
(281) 686-3544
(Address, Including Company Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Alan Thompson
President
Baserri Outdoors Group, Inc.
116 Oak Drive
Friendswood, TX 77546
(281) 686-3544
(Address, Including Baserri Shotguns' Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $6.000 par value per share	$5,000,000	$0.,000

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

Baserri Outdoors Group, Inc.

833,334 Shares

Class A Common Stock

$6 per share

This is the initial public offering of our Class A common stock. We are offering up to 833,334 shares of our Class A common stock on a best efforts, minimum/maximum basis. We will price the initial public offering at $6 per share.

The Shares are offered on a "best efforts, all or none" basis with respect to the minimum number of Shares offered hereby, and on a "best efforts" basis with respect to sales of Shares thereafter up to the maximum number of Shares being offered. Pending the payment for not less than 166,667 Shares, all proceeds of this offering will be deposited in a non-interest bearing escrow account at Transfer Online.

The minimum amount required for an investment is 50 shares and the shares, will be offered by our officers, directors and employees without compensation, and if the minimum offering amount is not reached during the offering period, all of the offering proceeds deposited in the non-interest bearing account at Transfer Line will be return to the investors.

There is currently no public market for our common stock. We cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may be sustained even if developed. The absence of a public market for our stock will make it difficult to sell your shares in our stock.

We intend to apply to the Financial Industry Regulatory Association ("FINRA") over-the-counter bulletin board, through a market maker that is a licensed broker dealer, to allow the trading of our common stock upon our becoming a reporting entity under the Securities Exchange Act of 1934. If our common stock becomes so traded and a market for the stock develops, the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price would thus be determined by market factors and the independent decisions of the selling shareholders.

AN ELECTRONIC FORMAT OF THIS OFFERING CIRCULAR IS AVAILABLE ON THE COMPANY'S INTERNET WORLD WIDE WEB SITE AT HTTP://WWW.BASERRIOUTDOORS.COM

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal

THE DATE OF THIS OFFERING CIRCULAR IS JANUARY 15, 2013



Table of Contents	Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

SUMMARY

The following summary highlights information contained elsewhere in this Offering Circular and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire Offering Circular, including our financial statements and the related notes included in this Offering Circular and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In this Offering Circular, unless the context requires otherwise, references to "Baserri" "our company," "we," "us" and "our" refer to Baserri Outdoors Group, Inc.

Baserri Outdoors Group, Inc.

Mission

Our mission is to produce a line of European, artisan-crafted guns that are superior in quality, design, and aesthetics for the Global Firearms market at an obtainable price point. We want to create a best-in-class Company that brings the highest levels of value and service to its customers.

The Company

Avid marksmen and shotgun aficionados, Alan Thompson and Wayne Rodrigue, founded Baserri. It was apparent to both of them that there was a gap in the "double shotgun" markets—specifically regarding affordably-priced, "fine shotguns." They both realized that common, "mass-produced" double shotguns lacked custom workmanship--a condition standard amongst a plethora of domestic and international gun makers. Fine double shotguns were extremely expensive and therefore unattainable for most double gun enthusiasts. Accordingly, they set out to design and market a line of shotguns that have the substance and design of fine, custom-made double shotguns.

Aligning themselves with quality gun makers in Europe, they began to produce a line of double barrels that satisfy both the sporting and competitive sectors for an above grade, yet affordable firearm. Baserri's founders insist on crafting aesthetically pleasing firearms that exceed durability and performance standards.

Current Baserri Outdoors Signed Manufacturing Agreements; Aguirre y Aranzabal, S.A (AyA) and Lanber Armas, S.A., respectively. Both agreements are five-year terms and have volume (manufacturing capacity) up to 4,500 shotguns per year.

In August 2010, Baserri Shotguns debuted in the United States with two models, the MARI Elite Sporting Clay Shotgun and the MARI Hr (hunter) Field Shotgun (both 12 gauge). Both models were well received throughout the industry and will eventually drive new product line augmentation. Recognition of Baserri Shotguns by national and regional writers has begun to spark consumer interest at a national level. Both models have been positively reviewed in national publications such as *Shooting Sportsman, Sporting Clays, Guns Magazine, and Shotgun Life*.

The three new models that will be released in 2012/2013 include the Lano, Erio and Irati. The Lano will be a new entry level-sporting shotgun. It will be designed with 30" and 32" barrels, grade 3 walnut stock with a palm swell, and a beautiful case hardened steel box lock receiver. Additionally, the barrels are exposed, i.e. thermally separated from each other.

The Erio will be Baserri Shotguns first Semi-Automatic shotgun. It will be designed with 30" & 32" barrels. It will also feature specialty stock—either Grade 4 Walnut Stock or rubberized Camo finish options for water fowlers. The Rubberized Camo finish is a unique three step process that helps the Erio stand apart from the competition. The process starts out similar to others with the first layer being a hydrographic film that applies the camouflage. The second coat is Ultra Violet topcoat that seals the film. Lastly, the shotgun is coated with a special rubber sealant that not only gives the gun a tough outer shell, but also applies a rubbery non-slip finish. This outer layer protects the film against scratches and nicks, while making the shotgun easier to handle in wet environments due to its non-slip nature. The design of the recoil system minimizes muzzle jump to allow for faster re-sighting on the target.

Finally, the Irati will be Baserri Shotguns' upland hunting shotgun. It will be available in 12, 20, and 28 gauges with 28" & 30" barrels. The lightweight alloy box lock receiver will be nickel finished and accented with a grade 2.5 walnut stock. The weight of the 20-gauge version will be 6 pounds.

Baserri's careful and deliberate focus on R&D has yielded shotguns with measurable key performance indicators—tied to durability, performance, and precision. These metrics, guided Baserri's current and future models. For example:

- The barrels begin as bars of steel which are left out in the elements for a period of time to temper the metal--ensuring longevity.

Tapered Barrel; has eliminated the forcing cone by gradually reducing the bore from .740 to .724 inch, which increases shot velocity, reduces felt recoil, and provides better patterns. No other barrel has the same performance.

Baserri will continue its relentless focus on R&D through continuous improvement of its differentiating features. Reinvestment in technologies and testing for future production runs will continue as a core objective. Founded in August 2009, Baserri is led by seasoned professionals with extensive experience in business development and distribution. Outstanding service and dealer relationships along with strategic dealer programs have been the staple of this company.

Baserri currently sells shotguns through 48 independently owned dealerships across the United States. The Mid-Atlantic States have been most active especially Delaware, Pennsylvania, and North Carolina. The Mid-Atlantic region has accounted for 35% of Baserri sales volume. The other major geographic region is Texas. Approximately 30 percent of our sales volume comes from Texas. The remaining 35 percent of sales have been scattered across the rest of the US.

Baserri Shotguns, LLC was incorporated on August 3, 2009 in the State of Texas. In 2012, Baserri moved to a holding company, Baserri Outdoors Group, Inc., formed on September 6, 2012.

Vertical Integration

Outside of the Company's organic growth initiatives, they have secured a Letter of Intent (LOI) to acquire three independent premier brands and facilitates; Aguirre y Aranzabal (AyA), Lanber Armas S.A. (Lanber), and Zabala Hermanos, S.A. (Zabala). Headquartered in Spain, these brands will drive and accelerate growth by allowing Baserri to vertically integrate operations, expand product offerings, and broaden global sales distribution.

Grouping these companies and brands together will facilitate the new "Baserri Outdoors Group" the opportunity to add the breadth of product line that rivals the largest manufacturers in the shotgun market. Baserri will unite the old world talents of some of Spain's greatest gun makers with new technology and economies of scale to launch four brands into four unique parts of the overall market. After implementation of the acquisitions, none of the brands will compete with any of the others, and there will be very few gaps in the overall product offering originating in Spain

New product line:

- AyA to be the Flagship Brand ~ Higher end Price Point
- Baserri to be the next in line Brand ~ Mid-Market Price Point
- Lanber and Zabala to be the next in positioning ~ Economy Price Point

The Company will focus the current product offering of Lanber and Zabala to the top sellers, and then focus on building the new models to bring their designs into the present.

The below charts illustrates the incremental increase (projected) in units through the three acquisitions in Spain.

	2013	2014	2015	2016	2017
Acquisitions	4,901	6,501	8,451	10,501	11,701
Baserri	860	2,135	3,075	3,920	4,970
Total Units	5,761	8,636	11,526	14,421	16,671

Value Themes:

- Post-acquisition, Baserri's manufacturing capabilities will include approximately 25,000 square feet of manufacturing space with machinery capacity to produce 10,000 shotguns on one shift. This manufacturing capacity will be achieved after Lanber's and AyA's production equipment is efficiently combined into the manufacturing space to allow for the proper flow of production. This one facility can handle AyA, Lanber, Baserri, and Zabala branded workers particularly for "fit and finish" processes.
- .
- The Company also has long-term manufacturing agreements in place with each respective company to secure manufacturing production outside of the anticipated acquisition of each company. This will secure immediate production capabilities--guaranteeing inventory.

- As part of a seamless integration process, Baserri will work with the respective companies to understand production and sales modes.
  - Each company has had international success in creating their own market niche. Historically, Lanber manufactured an affordable double shotgun as well as auto-loaders made for the common shooter. The same falls true for Zabala/Lorana, but, it is AYA which possesses a mystique and exclusive brand identity Accordingly, AYA's brand recognition and associated reputation for excellence will elevate all of the Baserri brands' reputations when it is known that they share the same manufacturing facilities.

  - The Baserri line of shotguns will be enhanced due to the aforementioned brand perception, but also active design collaboration and innovation input from AYA, Lanber, and Zabala's inevitably seasoned and respected gun makers. This sharing of knowledge is a key takeaway for Baserri as it engages with what may be the pinnacle of fine shotgun producers. Additionally the respective acquisitions also are producers of gun parts and barrel manufacturers, an important source of supplemented revenue for the company.

  - This amount of volume, production and acquisition of an existing customer base will create a super brand which will emphasize a global production of high quality products for an affordable price compared to the Global/National competitors. It is our opinion that this "turn key" approach with respect to our initial production agreements and intent to purchase these companies will allow Baserri to be a major force in the Industry from the ON SET.

There is no assurance that Baserri Outdoors Group, Inc. will actually complete any of these acquisitions.

Our Industry

According to Smith & Wessons' 2008 10K SEC Filing Report, the overall fire-arm industry in the United States is estimated to be at $2.2 billion, of which the shotgun industry is $313 million. According to the Federal Bureau of Alcohol, Tobacco, Firearms, and Explosives (ATF) the Annual Firearms Manufacturing Industry has grown at a compounded rate of 12.4% from 2004 – 2009. Using a conservative growth rate of 2.5% (which is only 20% of the stated rate), the current shotgun market for 2012 is anticipated to be approximately $337 Million.

The industry is dominated by a small number of well-known companies. We encounter competition from both domestic and foreign manufacturers. Some competitors manufacture a wide variety of firearms, while the majority of our competitors manufacture only certain types of firearms.

Our industry saw a record for a single year in 2011, when the FBI reported that 14,409,616 background checks were requested. In 2012 that figure is estimated to top 16 million. This demand has increased sales across all segments, including shotguns. While some recent growth can be attributed to political and economic fears, we anticipate increasing social acceptance of firearms for both self-defense and recreation/leisure. We believe strong growth throughout the country last year—unlike 2008 which saw growth driven by Southern states—is evidence of this change. Furthermore, in 2011, 23% of women self-reported owning a firearm, up from just 13% in 2005.

In the United States, there were 2,850,406 registered firearms as of December 2010 according to the ATF's National Firearms Registration and Transfer Record (NFRTR).

2009 Firearms Manufactured


Pistols
Revolvers
Rifles
Shotguns
Misc. Firearms

According to the most recent data available through the ATF, 2009 saw 752,699 shotguns manufactured in 2009 versus 630,710 in the previous year, reflecting a 19.3% increase.

Total firearms manufactured were 5,555,818 in 2009 consisting of pistols, revolvers, rifles, shotguns and misc. firearms. Shotguns represented 13.5% of production.

Manufactures' Sales, Exports and Imports

As of 2011, there are approximately 5,400 licensed firearms manufacturers and 950 licensed importers in the United States. A Federal firearms license is required to engage in the business of manufacturing, importing, or dealing in firearms. These businesses are required by law to maintain records of the production, exportation, importation, acquisition, and disposition of firearms.

Manufacturers' export volume for calendar year 2009, the most recent year for which complete data is available, reached more than 194,000 firearms. Compared with the 2000 export volume of 188,460 firearms, the increase in firearms exported is significantly less than the increase in firearms imported. According to ATF data, the number of shotguns manufactured and exported is trending upward from 2008-2011 as illustrated.


US Shotgun Exports
60,000
40,000
20,000
0
2008
2009
2010
2011

In 2010, according to the United States International Trade Commission, Brazil was the leading importer of shotguns into the United States at 169,136 units and Italy was the second leading importer with 139,181 units. Shotguns made up 18% of all firearms imported into the United States in 2010 with handguns representing 63% and rifles at 19% respectively.



Shotguns Manufactured (US)
1,000,000
800,000
600,000
400,000
200,000
0
2008
2009
2010
2011

With President Obama being reelected coupled with heightened fear that he may regulate guns and ammunition in the aftermath of the Newton, Connecticut shooting, we expect firearm sales to remain frothy and frenzied through the upcoming years.

Our Solution

The shotgun market in the US is primarily broken down into 4 categories ~ under $1,000 ~ $1,000 to $2,000 ~ $2,000 to $4,000 ~ and $4,000 to $10,000 per shotgun. Shotguns selling for over $10,000 and up are in their own category and such as small part of the market. The market we are positioned in by design is the $2,000 to $4,000 market space. This market is controlled by Beretta and Browning which own 90% market share. Other players are Ceasar Guerini, Krieghoff, Blaser, Kolar, and AyA. Our 2 models are priced at $2395 for the field model and $3395 for the Elite. The Elite has a higher grade wood than our competitors and more engraving on the receiver that our Beretta and Browning competitors' comparable models. The cost to Baserri was not any more money than a shotgun with less engraving so we decided to not value add very much to the selling price of the shotgun in order to be seen as a very competitive product in the marketplace. The reference to the $6000 to $8000 shotguns is that we have been are constantly being compared to shotguns in that price point due to the extras we provide at a much lower price point.



Performance & Standards versus Price
Highest Premium/AyA
Baserri
Low Cost Provider (Lanber & Zabala)
60
50
40
30
20
10
0
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
$4,000
$4,500
$5,000
$5,500
$6,500
$7,000
$7,500
$8,000
$8,500
$9,000
$10,000

The final point is that our competitors Beretta and Browning are 500 and 175 years old respectively and have large infrastructures and sales and marketing costs. Baserri does not have the overhead costs and are able to make very good margins at a lower price point than might be expected with an eye on capturing market share from these large competitors.

Our statements on flexibility can most be described by understanding that we can make decisions very fast and thus respond to changing business climates since there are only 2 owners and since we were not entrenched in manufacturing and owning buildings, etc. On a go forward basis we expect to have more people and assets. The new flexibility will be that we will hire management persons who come from the industry and whose skill sets are aligned with our growth needs. At some point we may not be as flexible, but by that time we will have the maturity of the Brands and the maturity of the management team members to facilitate growth and maintain market share.

Competitive Advantages

Baserri's main competitive advantage is that we will offer a more custom-built shotgun design and quality than our competitor's mass produced guns. Historical statistics show that there was a down turn in traditional "heirloom" guns that are handed down from generation to generation. Many studies have shown a drop in households with guns peaking in the mid-1970s with 54% to current numbers approximately at 32%. It is our opinion that a major attribute to this is the increase of mass produced shotguns with a lower standard to keep up with supply and demand. At Baserri, we believe that we are on the forefront of a Renaissance in producing a fortified, well-made gun whose owners perceive and realize value via its differentiating attributes. The value added component to our product is the ability to last through the generations rather than sacrifice quality for a lower price point. This will ensure the potential in instilling investment in longevity vs. a lower shelf life of a lower quality mass produced product that our competitors are manufacturing.

- *High Level of Customer Service:* We believe in long-term relationships and will continue to provide unmatched customer service to our client base. For example, we conduct extensive buyer/dealer training to assure proper messaging and communication of Baserri's aforementioned technical and performance differentiators. In addition to training, Baserri places a premium on outbound logistics (responsive order processing) with dealers/retailers.

- *Excellent Value.* Baserri Shotguns provides our gun owners with excellent value at attainable price points.

- *Scalability.* Given our lean operating structure, our business model is designed to scale quickly while maximizing profit margins. Currently, with two owners and three management personnel allows us with a conservative and manageable operating budget in regard to salaries and selling, general and administrative expenses. With comparatively low operating costs and low debt and minimum employees the ability to scale up is less encumbered by existing realities.

- *Artistry and Attention to Detail:* Similarly-priced shotguns typically do not have the detailed scrolled engraving, 34 lines per inch checkering, and hand oiled European Walnut stocks.

- *High-Quality Products* Our shotguns are made with the high standards and quality, providing superior value as noted above.

- *Strong Leadership Team.* Our Leadership Team is comprised of business professionals who have proven.

Baserri Shotguns' Growth Strategies

Organically, since inception, the Company has established a broad dealer network across different states outside of our strategic growth initiatives.

Our growth strategies include:

- *Focus on Consumers.* Maintain our focus on consumers and leverage our industry independence to enhance existing products and services and develop new offerings with broad consumer appeal.

  Enhance the Baserri Shotguns brand through the country. We believe that enhancing the Baserri brand will heighten awareness of our product and increase the number of buyers who use our guns ultimately increasing or top line growth. We plan to advertise aggressively online while using select traditional mediums to further promote our brand. In addition, we believe that we can enhance our brand by continuing to focus on consumer, with the objective of creating long-term relationships with our clients. This includes expansion of public relations, social media, and other marketing programs to efficiently increase our brand awareness.

Strategic Acquisitions. We have identified three companies where we have a Letter of Intent (LOI) to acquire in Spain allowing us to vertically integrate our operations, manage quality control, and broaden our global distribution and product offering while becoming one of the premier shotgun companies in the world. These respective transactions will also strengthen our market position, enhance our ancillary capabilities and accelerate our growth.

Broaden and deepen our presence in existing markets. We plan to increase our presence and market share in existing markets by expanding our number of Baserri Dealers through The Baserri Dealer Network, The Company's firearms are primarily marketed through a network of selected, federally licensed, independent wholesale dealers who purchase the products directly from the Company. Our current Baserri Dealers were selected for a number of reasons. First of all, they were selected because of their experience with double barrel shotgun sales. Secondly, because of their interest and commitment to help promote the Baserri line of products in their particular market. Thirdly, we selected based upon a geographic model not to have a large overlapping presence in the marketplace. We believe that maintaining these geographic areas enhances their commitment to sell our products. They resell to legally authorized end users. Additionally, we will continue to focus on growing our business within our dealer's network and work hand in hand to build mutual sales volume and profits. Currently, we have dealers throughout the country representing several states. Our dealer agreements set in place the expectations of each of our dealers. These expectations include:

- Dealership agrees to stock a full representation of Baserri Shotguns products for their sales area.
- Dealership agrees to have a trained and active sales force which initiates and maintains contact with retail customers
- Dealership agrees to have an established business premises for sale and display of Baserri Shotguns products to customers, a Federal Firearms License, regular hours of business, a state or local resale tax number where applicable, and that provide full sales and service support for Baserri Shotguns products

This agreement is not wholly or in part transferrable. This Agreement may be terminated by either party upon 30 days notice in writing to the other party. Upon termination Baserri Shotguns shall have the option to buy back from the dealership Baserri Shotguns product at the price actually paid by the dealership.

Dealer Network

Alabama
Arkansas
Arizona
California
Colorado
Delaware
Illinois
India
Kansas
Kentucky
Louisiana
Maryland
Michigan
Minnesota
Montana
New Mexico
New York
North Carolina
Ohio
Pennsylvania
South Carolina
Texas
Utah
Virginia
Washington
West Virginia
Wisconsin


Minneapolis
Buffalo
Boston
Detroit
New York
Philadelphia
Chicago
Washington
San Francisco
Palo Alto
Denver
Raleigh
Durham
Los Angeles
San Diego
Phoenix
Atlanta
Dallas
Houston
Miami

- *Expand into New Markets.* Continue to aggressively push into new markets around the world that has strong demographics and market activity through our dealer network.

- *Efficiently Increase Domestic Brand Awareness for Baserri.*

  Leverage Wholesale Channels : Baserri is targeting three primary avenues including the" Big Box" Sporting Goods Stores, and Regional and Local Gun Stores, and the Internet Retail Purchaser, which ecommerce transactions have trended higher. The Sporting Goods Stores are comprised of the following retailers; Gander Mountain, Cabala's, Academy, Bass Pro Shops and Dick's Sporting Goods.

  Drive Innovation as Differentiation Pillar: Investment of operating profits into product research, testing, and highly skilled and creative product development teams.

Risk Factors

Our performance is influenced by a variety of economic, social, political factors.

Our performance is influenced by a variety of economic, social, and political factors. General economic conditions and consumer spending patterns can negatively impact our operating results. Economic uncertainty, unfavorable employment levels, declines in consumer confidence, increases in consumer debt levels, increased commodity prices, and other economic factors may affect consumer spending on discretionary items and adversely affect the demand for our products. Economic conditions also affect governmental political and budgetary policies. As a result, economic conditions also can have an effect on the sale of our products to law enforcement, government, and military customers. The buying history of the outdoors consumer have shown that even during trying economic times sales maintain a nice growth pattern.

We face intense competition that could result in our losing or failing to gain market share and suffering reduced sales.

We operate in intensely competitive markets that are characterized by competition from major domestic and international companies. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. Any movement away from high-quality, domestic shotguns to lower priced or comparable foreign alternatives would adversely affect our business. Some of our competitors have greater financial, technical, marketing, distribution, and other resources and, in certain cases, may have lower cost structures than we possess and that may afford them competitive advantages. As a result, they may be able to devote greater resources to the promotion and sale of products, to negotiate lower prices on raw materials and components, to deliver competitive products at lower prices, and to introduce new products and respond to customer requirements more effectively and quickly than we can. As we become a more global company, these competitive factors become more controllable. If one county's market becomes saturated and less profitable, we can move our focus into a more profitable emerging market.

Competition is primarily based on innovation, quality, reliability, durability, price, performance, consumer brand awareness, and customer service and support. These are the dominant competitive factors in the firearm industry.

Our ability to grow our business depends in part on a strong brand identity and strong social media and search engine optimization performance.

We believe a strong brand is a competitive advantage in arms industry because of the fragmentation of the market and the large number of manufacturers available to the consumer. Because our brand is relatively new, we currently do not have strong brand identity. In order to attract and retain clients, and respond to competitive pressures, we expect to expend substantial resources to maintain and enhance our brand in the future.

We plan to increase our advertising expenditures in the future. While we intend to enhance our marketing and advertising activities in order to promote our brand, these activities will result in significant expenditures and may not have a material positive impact on our brand identity. In addition, maintaining our brand will depend on our ability to provide a high-quality consumer experience and high quality service, which we may not do successfully. If we are unable to maintain and enhance our brand, our ability to attract new clients or successfully expand our operations will be harmed.

Our business could be harmed in the event of an economic slowdown or recession.

The success of our business depends in part on the health of the Global market, which traditionally has been subject to economic swings. The purchase of firearms is an expense for most consumers, and one which can be delayed or terminated based on the availability of discretionary income. Economic slowdown or recession, rising interest rates, adverse tax policies, lower availability of credit, increased unemployment, lower consumer confidence, lower wage and salary levels, war or terrorist attacks or the public perception that any of these events may occur, could adversely affect the demand for our products and would harm our business. This concern will be somewhat offset by emerging markets around the world that bring new consumers.

We are subject to extensive regulation.

We are subject to the rules and regulations of the ATF. If we fail to comply with the ATF rules and regulations, the ATF may limit our activities or growth, fine us, or ultimately put us out of business. Our business, as well as the business of all producers and marketers of firearms and firearm parts, is also subject to numerous federal, state, local, and foreign laws, regulations, and protocols. Applicable laws require the licensing of all persons manufacturing, importing, or selling firearms as a business; require background checks for purchasers of firearms; impose waiting periods between the purchase of a firearm and the delivery of a firearm; prohibit the sale of firearms to certain persons, such as those below a certain age and persons with criminal records; regulate the interstate sale of handguns; prohibit the interstate mail-order sale of firearms; regulate our employment of personnel with criminal convictions; restrict access to firearm manufacturing facilities for individuals from other countries or with criminal convictions; and prohibit the private ownership of fully automatic weapons. From time to time, congressional committees consider proposed bills and various states enact laws relating to the regulation of firearms. These proposed bills and enacted state laws often seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. The regulation of firearms could become more restrictive in the future and any such restriction would harm our business. In addition, these laws, regulations, and protocols, as well as their interpretation by regulatory authorities, may change at any time. There can be no assurance that such changes to the laws, regulations, and protocols or to their interpretation will not adversely affect our business.

We are subject to the rules and regulations of the ATF. If we fail to comply with the ATF rules and regulations, the ATF may limit our activities or growth, fine us, or ultimately put us out of business. Our business, as well as the business of all producers and marketers of firearms and firearm parts, is also subject to numerous federal, state, local, and foreign laws, regulations, and protocols. Applicable laws require the licensing of all persons manufacturing, importing, or selling firearms as a business; require background checks for purchasers of firearms; impose waiting periods between the purchase of a firearm and the delivery of a firearm; prohibit the sale of firearms to certain persons, such as those below a certain age and persons with criminal records; regulate the interstate sale of handguns; prohibit the interstate mail-order sale of firearms; regulate our employment of personnel with criminal convictions; restrict access to firearm manufacturing facilities for individuals from other countries or with criminal convictions; and prohibit the private ownership of fully automatic weapons. Baserri is currently in compliance with all the Federal, State, and local requirements to conduct business as an International Gun Importer and Distributor. We currently hold a Federal Firearm License (FFL) to import and distribute non-military firearms, and in particular shotguns with barrels that are longer than 18". With this license we are allowed to import and sell firearms to other FFL licensed Wholesalers, Dealers, and qualified individuals. From time to time, congressional committees consider proposed bills and various states enact laws relating to the regulation of firearms. These proposed bills and enacted state laws often seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. The regulation of firearms could become more restrictive in the future and any such restriction would harm our business. In addition, these laws, regulations, and protocols, as well as their interpretation by regulatory authorities, may change at any time. There can be no assurance that such changes to the laws, regulations, and protocols or to their interpretation will not adversely affect our business.

Furthermore, like many other manufacturers, we are subject to compliance with the Fair Labor Standards Act, the Occupational Safety and Health Act, and many other regulations surrounding employment law, environmental law, and taxation.

Compliance with all of these regulations is costly and time consuming. Although we take every measure to ensure compliance with the many regulations we are subject to, inadvertent violation of any of these regulations could cause us to incur fines and penalties and may also lead to restrictions on our ability to manufacture and sell our products and services and to import or export the products that we sell.

If we fail to complete the three acquisitions with Spanish gun manufacturers

If we were unable to acquire any of the acquisitions, our growth would be hampered and limited to our long term toll manufacturing arrangements that are in place. If we were able to complete the AyA acquisition only, the growth prospects would be somewhat enhanced since AyA has been in business since 1915. In any event the failure to complete the acquisitions would revise our sales in terms of available units to sell under the Baserri Brand name to approximately 3,000 shotguns per year.

If we fail to attract and retain our key personnel, our ability to meet our business goals will be impaired and our financial condition and results of operations will suffer.

The loss of the services of one or more of our key personnel could seriously harm our business. In particular, our success depends on the continued contributions of our senior leadership team, and other senior level sales, operations, marketing, technology and financial officers. Our senior level officers developed our business plan in large part and its implementation requires their skills and knowledge. None of our officers or key employees are bound by an employment agreement and their employment is at will. Currently all senior leadership members have an equity stake in the long term success of Baserri Outdoors, and as new key employees are brought on they too will have an incentive program that will allow them to earn an equity stake.

Baserri Outdoors Group, Inc. was formed on September 6, 2012. At that time we authorized 50 million shares of which none of those shares have been issued, only contemplated. The only number of shares definitely "set aside" is the 833,334 for this offering. The remaining "Principal Shareholders" are shown in the list here as well as the anticipated debt conversion payments from all of the debt holders who have confirmed their desire to exchange debt for equity. Mr. Rodrigue and Mr. Thompson will receive stock in Baserri Outdoors Group, Inc. as shown however as of this date no shares have been issued to anyone individual or other such entity.

We intend to evaluate acquisitions or investments in complementary technologies and businesses and we may not realize the anticipated benefits from, and may have to pay substantial costs related to, any acquisitions or investments that we undertake.

As part of our business strategy, we plan to evaluate acquisitions of, or investments in, complementary technologies and businesses. We may be unable to identify suitable acquisition candidates in the future or be able to make these acquisitions on a commercially reasonable basis, or at all. If we complete an acquisition or investment, we may not realize the benefits we expect to derive from the transaction. Any future acquisitions and investments would have several risks, including:

† our inability to successfully integrate acquired technologies or operations;

† diversion of management's attention;

† problems maintaining uniform standards, procedures, controls and policies;

† potentially dilutive issuances of equity securities or the incurrence of debt or contingent liabilities;

† expenses related to amortization of intangible assets;

† risks associated with operating a business or in a market in which we have little or no prior experience;

† potential write offs of acquired assets;

† loss of key employees of acquired businesses; and

† Our inability to recover the costs of acquisitions or investments.

We have signed a letter of intent with three Spanish companies in September 2012 to acquire their manufacturing facilities.

Business and Properties

OVERVIEW

Baserri was created to fill a dream of its founders, as well as a void in the Shotgun Market. This dream was to create the best shotgun company in the world through its value proposition and customer service.

Baserri Shotguns delivers high quality shotguns to the market well within an attainable price range. This is accomplished by controlling the cost of production, suppliers, and having a lean organizational cost structure allowing us to maximize our profit margins.

The name Baserri is a lonely, rustic home in the country and like our brand; these homes are smart in design, built to last the generations, and a beautiful part of their environment. All of our models are named in honor of the region of the world they are built to represent. The Basque region of Eurpoe has a great history in firearms. Mari, the name of our initial product line, is an ancient Goddess of Thunder who is known across Europe as being Strong in Spirit, Powerful in Action, and very beautiful to behold. Our newest product lines continue this tradition. The Irati derives its meaning from the Basque word for Hunter. The Lano is the ancient Spirit of the Storm, and with its beautifully Case Hardened receiver looks like storm clouds brewing. And finally the Erio, semi-automatic bird hunting shotgun, is named after the Basque Mythological Spirit that precipitates Death.

We will market these guns directly to the hunter and shooting enthusiasts through TV, Radio, and Print Media Advertising. Building our Baserri Shotguns Brand will work hand in hand with our selling efforts to sell into the Big Box Sporting Goods stores, the Regional and Local Gun shops, and direct sales off of our Website.

As Baserri Shotguns grows we will maintain our commitment to bringing the highest quality European shotguns to the United States market at affordable prices for our consumers while maintaining healthy profit margins for the company.

[At the end of fiscal year 2012, Baserri had three employees.]

Products and Service

Baserri has introduced a new brand of European manufactured bird hunting shotguns to the United States in August 2010, focusing on the Over/Under shotguns with a 12 gauge Hunting and Sporting Clay models. Historically these shotguns have been made to our specifications in Italy by FABARM S.p.A. located at Via Averolda, 31 - 25039 Travagliato - Brescia (BS) Italy. We are currently expanding and moving our manufacturing to Spain. Our Spanish manufacturing partners are Lanber Armas S.A.Zubiaurre Nº7, 48250 Zaldibar, Bizkaia – Spain, and Aguirre y Aranzabal, S.A (AyA) Avenida Otaola, 25 – 3rd Floor 20600 EIBAR (Guipuzcoa) – Spain. We have a 5 year manufacturing agreement with both of these Spanish companies to manufacturer up to 4,500 shotguns per year. We are presently introducing these new models for distribution in early 2013. Our current offerings include our MARI line of hunting and sporting clay shotguns. The Hunting Shotgun is a Block Lock Over/Under 12 gauge with a 28" barrel, an aluminum receiver, roll engraved with beautiful scrolled design, laser checkering with 34 lines per inch, and a hand oiled European Walnut stock.

The Sporting Clay Shotgun is a Side Plate Over/Under 12 gauge with a 30" barrel, and steel receiver, laser engraved with beautiful scrolled design and hunting scene on the Side Plate, laser checkering with 34 lines per inch, and an upgraded hand oiled European Walnut stock.

Baserri believes it offers an elite custom built shotgun design and quality than its competitors of mass produced guns. Similar priced shotguns do not have the detailed scrolled engraving, 34 lines per inch checkering, and hand oiled European Walnut stocks.

Addressing the market opportunity

Superior Value. Our guns are manufactured with the high standards reflecting craftsmanship while being offered at an attainable price point. This provides value to our clientele.

High-Quality Products.

Exceptional Customer Service. Our mission is to be the best manufacturer of shotguns, which our focus on providing quality customer service to forge long-lasting relationships with Baserri.

OUR STRATEGY

Our objective is to become one of the most recognized respected and successful companies in the firearms industry. The key elements of our strategy include:

Broaden and deepen our presence in existing markets

We plan to increase our presence and market share in existing markets by expanding our number of Baserri dealers and executing our marketing strategy through both traditional and non-traditional mediums. Our Dealer program has been designed to encourage distribution and customer acquisition to facilitate the sale of our products while providing incentives.

Enhance the Baserri brand

We believe that enhancing the Baserri brand will heighten awareness of our company and increase the number of home buyers and sellers who use our services and ultimately increase the number of shotguns we sell. We have launched aggressive social media campaigns, public relations and traditional mediums. We believe that we can enhance our brand by continuing to focus on client service, with the objective of creating lifelong relationships with our clients.

Continue to Manufacturer a Superior Product

We are committed to the quality to each and every one of our guns, using the high standards of quality control and inspection before being delivered to customers.

Leverage Wholesale Channels

Baserri is targeting three primary avenues including the" Big Box" Sporting Goods Stores, and Regional and Local Gun Stores, and the Internet Retail Purchaser, which ecommerce transactions have trended higher. The Sporting Goods Stores are comprised of the following retailers; Gander Mountain, Cabala's, Academy, Bass Pro Shops and Dick's Sporting Goods.

Effectively Integrate and Manage Acquisitions

Baserri is uniquely positioned to acquire three companies; Zabala, AyA, and Lanber allowing them to accelerate our growth initiatives. We have conducted extensive due diligence and believe there is economies of scale to realize while being able to maintain key personnel.

OUR CONSUMER WEB SITE AND SERVICES

Baserri has a fully functional website that is designed to capture broad market coverage from various search engines through our social media and search engine optimization strategy. Our user friendly website allows the customer to learn more about our products while aligning them to one of our FFL dealer for pickup.

Offering Price Factors

Our Common Stock is being offered for a period of twelve months in accordance to Regulation A and the initial price per share will be $6.00 based on conservative valuation methodologyusing a discounted cash flow model based on pro-forma results with a discount rate ranging from 6-10% and multiple of 2-4x

There is presently no public market for our common stock. We anticipate making an application for trading of our common stock on the FINRA over the counter bulletin board upon the effectiveness of the registration statement of which this Offering Circular forms a part. We can provide no assurance that our shares will be traded on the bulletin board, or if traded, that a public market will materialize.

We will anticipate filing an application for trading of our common stock on the FINRA over the counter bulletin board after the offering.

Use of Proceeds

Precent sold	Shares sold	Price to Public	Underwriting discount and commissions	Proceeds to issuer
25%	208,334	$6.00	N/A	$1,250,001
50%	416,667	$6.00	N/A	$2,500,002
75%	625,001	$6.00	N/A	$3,750,003
100%	833,334	$6.00	N/A	$5,000,004

We estimate that the net proceeds will range depending on the percentage of the offering sold from the sale of the shares of common stock offered by us in this offering, based on an assumed public offering price of $6.00 per share. Although, we have established a minimum of $1 million that must be raised before the Company may use the proceeds of the offering.

We currently estimate that we will use the net proceeds of this offering for general corporate purposes, including:

† advertising and branding;

† expanding operations in existing and new markets;

† Spanish acquisitions for Aya, Zabala and Lanber;

† potential acquisitions of complementary businesses, technologies or other assets; and

† Working capital.

We expect to assign a portion of our proceeds to acquire three companies in Spain outside of working capital needs. The acquisitions are the top priority with the offering proceeds. We expect that these acquisitions will cost Baserri Outdoors $1 Million, but will return assets of approximately $4 Million. The others listed above are to be done simultaneously. Outside of these events, we have not assigned any specific portions of the net proceeds of this offering for any particular uses, and we will retain broad discretion in the allocation of these proceeds.

Pending such uses, we intend to invest the funds in short-term, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

Capitalization

Our capitalization is based on our most recent balance sheet, dated June 30, 2012

		Amount Outstanding As Adjusted	
	As of: 06/30/12	Minimum	Maximum
DEBT:			
Long-term debt 12%	160,000	169,600	169,600
Total Debt	160,000	169,600	169,600
Stockholders equity			
Common stock		1,000,000	5,000,000
Additional paid in capital			
Retained earnings	68,579	68,579	68,579
Total Stockholders equity	68,579	1,068,579	5,068,579
Total Capitalization	228,579	1,238,179	5,238,179

Number of common shares authorized: 50,000,000 shares. Par value per share $ .001

Number of common shares reserved to meet conversion requirements or for issuance upon exercise of rights: 3,499,665 shares.

There are 50 million shares of common stock authorized and 5 million shares have been issued.

Description of Securities

The following description is a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws have been filed as exhibits to the registration statement of which this Offering Circular is a part.

We are authorized to issue 50 million shares of common stock with $.001 par value per share. As of the date of this registration statement, there were 5 million shares of common stock that has been issued.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for the expansion of our business. Any future declaration of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

PLAN OF DISTRIBUTION

Precent sold	Shares sold	Price to Public	Underwriting discount and commissions	Proceeds to issuer
25%	208,334	$6.00	N/A	$1,250,001
50%	416,667	$6.00	N/A	$2,500,002
75%	625,001	$6.00	N/A	$3,750,003
100%	833,334	$6.00	N/A	$5,000,004

The Company is offering up to 833,334 shares at a purchase price of $6.00 per share. The Shares will be sold on a "best efforts" by Baserri Outdoors, Inc. The minimum number of Shares offered, 166,667 must be sold, if any are to be sold. The Company may allocate among or reject any subscriptions, in whole or in part.

The Shares will be offered and sold by the Company's officers, directors and employees without compensation. Neither the Company nor any of its officers, directors or employees is registered as a broker or dealer under Section 15 of the Exchange Act.

The Company has not retained an underwriter or any independent broker-dealer to assist in offering the Shares. It is the intention of the Company to offer and sell the Shares by contacting prospective investors through appropriate newspaper and magazine advertisements as well as through the use of the Internet to electronically deliver copies of this Offering Circular to prospective investors.

Those subscribing to purchase Shares must complete a Stock Purchase Agreement, a form of which is included as an appendix to this Offering Circular. All funds received by the Company with respect to the minimum number of Shares that may be sold will, promptly following receipt by the Company, be deposited in an escrow account with the Escrow Agent pursuant to the terms of an escrow agreement entered into between the Company and the Escrow Agent. In the event that the minimum number of Shares offered hereby is not sold within the permitted time period, then all funds received by the Company will be promptly refunded to the subscribers, in full, without interest or deduction there from. The funds in the escrow will be held for the benefit of the subscribers until released to the company or returned to the subscribers in the event that the minimum offering amount is not reached during the offering period.

The Company reserves the right to reject any subscription for Shares in its entirety or to allocate Shares among prospective purchasers. If any subscription is rejected, funds received by the Company for such subscription will be returned to the applicable prospective purchaser without interest or deduction.

Certificates representing Shares purchased will be issued to purchasers only if the proceeds from the sale of at least 166,667 shares are released from escrow. Until the certificates are delivered to the purchasers thereof, such purchasers, if any, will be deemed subscribers only, and not shareholders. The funds in escrow will be held for the benefit of those subscribers until released to the Company. All funds received by the Company after the minimum number of Shares offered hereby is sold will not be placed in escrow, but placed directly into the Company's operating account for immediate use by the Company.

Although it is the Company's intention to develop a public market for its Common Stock by soliciting broker-dealers who are members of the NASD to make a market in the Company's Common Stock, to date the Company has not entered into any arrangements, commitments or understandings with any persons with respect to the creation of a public market for its Common Stock.

The termination date of this offering will be one year from qualification by the Securities Exchange Commission or when we reach $5 million in proceeds from the offering. If we do not meet with minimum requirement of $1 million at the termination date, all proceeds will returned promptly to investors and investors will not receive interest while their funds are being held in escrow.

Stock Purchase Information

Shares are being offered for sale at $6.00 per Share. A minimum investment of 50 Shares ($300) is required of each investor, provided that the Company, in its discretion, may reduce the size of the minimum investment. Payment in full is due upon subscription. Payment may be made through check, money order, electronic check, credit card and wire transfer. Stock purchase funds will initially be held in an escrow account.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

Number of common shares authorized by the Company are 50,000,000 shares with a par value per share $ .001

Number of common shares reserved to meet conversion requirements or for issuance upon exercise of rights: 3,499,665 shares.

Officer and Key Personnel

Officers	Title	Age	Number
Wayne Rodrigue	Chief Executive Officer	58	832.236.0900
Alan Thompson	President	45	281.686.3544
Brenda Rodrigue	Treasurer	57	832.541.5649

The following describes the business experience of each of our directors and executive officers, including other directorships held in reporting companies:

Wayne Rodrigue. Wayne is the co-founder of Baserri and has served as our CEO since inception. He is a proven visionary and strategic leader with a Generalist background specializing in problem solving and implementation of new concepts and initiatives. Additionally, Wayne is a consummate team player and relationship builder. Wayne has brought his passion for shot gunning and his love of business to launch and grow Baserri Shotguns, LLC. Formerly, he was the CEO, President, and Chairman of the Board at Exousia Advanced Materials, Inc., a publically traded company. Exousia manufactures advanced eco-friendly resins, engineered particles, high-performance coatings for industrial, marine, and oilfield applications and structural products such as TRUSS Core panels for the trucking industry as a replacement for aluminum and plywood. Wayne was with Exousia from June 2005 until September 2011. After leaving Exousia, Baserri was not only Wayne's passion, but also his daily focus.

Alan Thompson. Alan is the co-founder of Baserri and its President. He is a dynamic, result driven Founder and President with extensive international and domestic experience managing sales, marketing, and brand and product development. Alan provides leadership in expanding visibility of Baserri to all levels of the shooting sports industry including retail, wholesale, print media, and now television. Prior to Baserri, from May 2007 until July 2009, he was the VP of Sales and Marketing at Office Pavilion, which is a large privately held office furniture company in Houston. Previous to Office Pavilion, Alan spent 9 years at Kimball International, a large office furniture manufacturer, fulfilling several regional and national sales and marketing management roles.

Brenda Rodrigue. Brenda is a seasoned accounting professional with over 38 years in the accounting field with various firms in both private and public arenas. Brenda has exhibited a unique ability to solve problems and to identify strategic solutions in the areas of inventory, accounting management, facilities management, etc. Brenda brings to Baserri a very analytical approach to much needed areas in the future including but not limited to working with the ATF, bar coding of inventory, inventory tracking systems, and upgrading all accounting services for multiple locations and varied product offerings. Formerly, she was the Chief Accounting Officer and Secretary to the Board of Directors at Exousia Advanced Materials, Inc. Brenda functioned in this capacity at Exousia from August of 2006 until January 2010. At that time she became and is presently the Treasurer at Baserri. Brenda is the long time wife of Wayne Rodrigue.

Directors of the Company

The following table sets forth certain information about our directors:

Directors	Title	Age	Number
Wayne Rodrigue	Chief Executive Officer	58	281.686.3544
Alan Thompson	President	45	281.686.3544

Directors of the corporation will receive stock as payment for services to the board and thus to the management of the company. Directors will receive $25,000 worth of stock for 2013 calendar year. Currently there are two directors but as new directors are added in 2013 they will receive pro-rated stock payments. Officers in the company will receive salaries ranging between $50,000.00 and $60,000.00 per year for 2013. Employment agreements have not yet been finalized.

Principal Stakeholders

Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o Baserri Outdoors Group, Inc., 116 Oak Drive, Friendswood, TX 77546. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Management Relations, Transactions and Remuneration

The following discussion should be read together with our financial statements and any related notes appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including but not limited to those set forth under "Risk factors" and elsewhere in this Offering Circular. We undertake no obligation to update any information contained in these forward-looking statements

General

We are a premier shotgun brand that offers superior value and customer service. Our solution includes a client-centric business approach, with a superior product, a business management technology platform and significant financial value for consumers. We were founded in 2009 and currently have a broad dealer network in over twenty states carrying our brand throughout the United States.

Our revenues are comprised primarily of gross sales through the sales of out shotguns. The number of units we sell principally drive our revenues and the revenue generated per sale through either retail or wholesale channels.

Trends in our business

Based on industry trends, we expect Baserri shotguns will sell at different times of the year providing a steady stream of cash flow. We have determined that Hunting guns sell the vast majority in September - October, followed closely by December – January. Sporting Clay shotguns sell with a steady trend throughout the year. These are Retail sales, so our Wholesale sales will trend before this.

Litigation

Baserri Outdoors Group, Inc. is not involved in any litigation.

Federal Tax Aspects

We encourage all investors to have their own personal tax consultant to review any potential tax benefits or to the extent they would be available and advantageous in connection to this offering.

Misc Factors

There are no miscellaneous factors that would either adverse or favorable that could affect our Company's or its business.

BASERRI OUTDOORS GROUP, INC.
BALANCE SHEET
AS OF JUNE 30, 2012 AND DECEMBER 31, 2011, 2010 AND 2009

	Six Months Ended June 30 2012	Year Ended December 31 2011	Year Ended December 31 2010	Inception Aug 3 thru Dec 31 2009
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$ 40,423	$ 8,181	$ 3	$ -
Accounts receivable trade, net	19,430	39,536	-	
Inventory	25,583	39,445	-	
TOTAL CURRENT ASSETS	85,436	87,162	3	-
TOTAL ASSETS	$ 85,436	$ 87,162	$ 3	$
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$ 2,112	$	147,318	
TOTAL CURRENT LIABILITIES	2,112	-	147,318	
LONG-TERM LIABILITIES				
Notes payable	160,000	40,000	-	
TOTAL LONG TERM LIABILITIES	160,000	40,000		
SHAREHOLDERS' EQUITY				
Shareholders' equity	247,070	247,070	218,666	
Shareholder's draw	(199,764)	(146,771)	(70,759)	-
Accumulated deficit	(123,982)	(53,137)	(586)	
TOTAL SHAREHOLDERS' EQUITY	(76,676)	47,162	147,321	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 85,436	$ 87,162	$ 3	$ -

BASERRI OUTDOORS GROUP, INC.
STATEMENTS OF OPERATIONS
AS OF JUNE 30, 2012 AND DECEMBER 31, 2011, 2010 AND 2009

	Six Months Ended June 30 2012	Year Ended December 31 2011	Year Ended December 31 2010	Inception Aug 3 thru Dec 31 2009
REVENUES:				
Sales	$30,550	$ 423,399	$ 413,097	$
EXPENSES:				
Cost of sales	21,284	273,582	268,306	
Advertising and promotional	6,326	47,014	29,407	
Bank service charges	583	1,041	1,382	-
Computer/Internet	180	534	1,585	-
Consultants	-	18,120	21,489	
Conventions/shows	-	5,831	355	-
Dogs	-	-	2,700	-
Funding expenses	-	-	16,467	-
Import broker fees	225	7,789	7,890	
Insurance	-	1,138	1,429	
Licenses/permits	15	1,177	360	-
Office/supplies	4,489	24,322	3,385	-
Shipping/postage/delivery	2,311	7,182	9,621	-
Professional fees	5,000	4,410	1,316	
Payroll expense	20,615			
Repairs/maintenance	-	685	-	-
Shooting expense	12,480	26,092	3,218	
Telephone/utilities	2,745	4,312	871	
Travel expense	25,142	52,721	43,902	-
TOTAL EXPENSES	101,395	475,950	413,683	-
NET LOSS	$ (70,845)	$ (52,551)	$ (586)	$ -

BASERRI OUTDOORS GROUP, INC.
STATEMENT OF SHAREHOLDERS' EQUITY

	Paid in Capital	Draws	Accumulated Deficit	Total
Balance, December 31, 2009	**$ -**	**$ -**	**$ -**	**$ -**
December 31, 2010	218,666	(70,759)	(586)	147,321
December 31, 2011	28,404	(76,012)	(52,551)	(100,159)
June 30, 2012	-	(52,993)	(70,845)	(123,838)
Balance, June 30, 2012	247,070	(199,764)	(123,982)	(76,676)

BASERRI OUTDOORS GROUP, INC.
STATEMENTS OF CASH FLOWS
AS OF JUNE 30, 2012 AND DECEMBER 31, 2011, 2010 AND 2009

	Six Months Ended June 30 2012	Year Ended December 31 2011	Year Ended December 31 2010	Inception Aug 3 thru Dec 31 2009
OPERATING ACTIVITIES				
Net loss	$ (70,845)	$ (52,551)	$ (586)	$ -
Adjustments to reconcile net loss to net cash used by operating activities:				
Change in operating assets and liabilities:				
Accounts receivable	20,106	(39,536)	-	-
Inventory	13,862	(39,444)	-	-
Accounts payable	2,112	147,318	(147,318)	-
CASH FLOWS FROM FINANCING ACTIVITIES				
Borrowed debt	120,000	40,000	-	-
Net cash from investments	(52,993)	(47,609)	147,907	-
NET INCREASE (DECREASE) IN CASH	32,242	8,178	3	-
CASH, BEGINNING OF PERIOD	8,181	3	-	-
CASH, END OF PERIOD	$ 40,423	$ 8,181	$ 3	$ -

Note A - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements contained herein include the accounts of Baserri Outdoors Group, Inc., and Baserri Shotguns, LLC. All intercompany transactions and balances have been eliminated.

On October 15, 2012, Baserri Outdoors Group, Inc. acquired Baserri Shotguns, LLC. Since the members of Baserri Shotguns, LLC control the acquiring entity, this transaction was accounted for as a purchase agreement.

Principles of Consolidation

The accounts of our newly acquired wholly owned subsidiary, Baserri Shotguns, LLC, are included in the consolidation of these financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

Company Information

Baserri Outdoors Group, Inc. ("Company") was incorporated in Texas on September 9, 2012 and acquired Baserri Shotguns, LLC on October 15, 2012 with a purchase agreement. The business plan is to produce a line of European, artisan-crafted guns that are superior in quality, design, and aesthetics for the Global Firearms market at an obtainable price point. We want to create a best-in-class Company that brings the highest levels of value and service to its customers.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity period of three months or less to be cash equivalents. There are no cash equivalents at December 31, 2011 and 2010, respectively.

Concentrations of Credit Risk

Financial instruments that may potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its cash with high credit quality financial institutions. At times in the future, such amounts may exceed the FDIC limits; however, these deposits typically may be redeemed upon demand and therefore bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions. Generally, no collateral or other security is required to support receivables. To reduce credit risk, a customer's credit history is evaluated before extension of credit. In addition, an allowance for doubtful receivables has been established as needed based on facts surrounding the credit risk of specific customers, historical trends and other information.

Revenue Recognition

The Company recognizes revenues when products have been shipped to a customer pursuant to a purchase order or other contractual arrangement, the sales price is fixed or determinable, and collectability is reasonable assured.

Allowance for Doubtful Accounts

The Company has not accrued any balance for uncollectable accounts receivable. Based on its collection history and quality of its customer, the Company deems the accounts receivable balance as of December 31, 2011 to be fully collectible.

Inventory

The Company has shotgun inventory in Friendswood, Texas. Inventory is valued using the average cost method and recorded at the lower of cost or market. The balance of inventory for December 31, 2011 in Friendswood, Texas is $39.445. All inventory carried by the Company is sellable materials. The Company evaluates inventory quarterly and any obsolete or unsellable materials will be written off at that time.

Income Taxes

The Company has had losses since inception and, therefore, has not been subject to federal income taxes. The Company had a net operating loss of $52,551 in 2011 and a net operating loss of $586 in 2010.

Recently Issued Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

<u>Reclassifications</u>

Certain reclassifications have been made to the prior period's financial statements to conform to the current period's presentation.

Management Discussion and Analysis of Certain Relevant Factors

Results of Operations

Baserri has a limited operating history with only operations since inception, although it has established a base and presences in several markets positioning our firm to capitalize on market opportunities through buyer and seller representation going forward.

In the first six months of operations in fiscal year 2012, Baserri Shotguns generated $30,550 in revenue and operating expenses were $101,395, resulting in a net loss of $70,845. Our sales were impacted due to a disruption with our manufacturer, although we have since repositioned our operations to vertically integrate our business model through the acquisition of AyA, Lanber, and Zabala. We have also signed Manufacturing agreements with both Lanber and AyA. These agreements will be utilized in the event that the acquisitions are not completed.

We received the second part of the gun order from Fabarm on January 4, 2011. We then shipped the remaining 50 guns from their purchase order and had an additional 200 guns left to sell in 2011.

We anticipate our operating expenses will increase as we execute our business development strategy. The increase will be attributable to our proposed acquisition, organic growth initiatives, and the professional fees to be incurred in connection with the filing of a registration statement with the Securities Exchange Commission under the Securities Act of 1933.

In 2010 the company signed a large order of 300 shotguns to be delivered over time in two shipments. The company that ordered the shotguns agreed to pay the company that we used to factor the shotguns basically as a "pre-payment" since the shotguns were being produced in Italy. The factoring company had to get everyone on each side of the ocean on the same page to facilitate the transaction. The sales of shotguns to this customer allowed the company to order 500 shotguns basically pre-paid since the company used the profits from the sale to re-invest into more inventory. 200 shotguns were delivered in 2010 and the final 100 shotguns to the customer were delivered the last week of December 2010. The remaining 200 shotguns from the 2010 order were sold during 2011. The numbers worked out to selling approximately 50% of the original order in 2010 and 50% in 2011.

Liquidity and Capital Resources

As of June 30, 2012, we had total current assets of $85,436, consisting entirely of cash. Our total current liabilities as of June 30, 2012 were $2,112.

By the end of March 2011 all guns had been paid for in full. All of our operating expenses are paid for on a cash basis.

Both of the owners of the LLC contributed capital. Jerry Wayne Rodrigue contributed $149,000 and Alan Thompson contributed $98,000. Also, we used factoring to help pay for purchases of guns. The two factoring companies are Cross Roads and Millennium.

Future Needs

We currently have limited liquidity, and have not completed our efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time, although we have several pending deals in the pipeline that we expect to generate adequate cash flow.

Our future capital requirements will depend on many factors, including our rate of growth into new geographic markets, our level of investment in technology and advertising initiatives. We are currently party to a letter of intent with respect to AyA,Lanber and Zabala acquisition and may enter into other types of arrangements in the future, which could also require us to seek additional equity or debt financing. We currently have no bank debt or line of credit facilities. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operations and results will likely suffer.

Off Balance Sheet Arrangements

As of June 30, 2012, there were no off balance sheet arrangements.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Friendswood, State of Texas, on November 13, 2012.

BASERRI OUTDOORS GROUP, INC.



By: ____________________________
Name: Wayne Rodrigue
Title: Chief Executive Officer



By: ____________________________
Name: Alan Thompson
Title: President



By: ____________________________
Name: Brenda F. Rodrigue
Title: Treasurer